UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2011

Commission File Number: 001-34904

MECOX LANE LIMITED

22nd Floor, Gems Tower, Building 20

No. 487, Tianlin Road

Shanghai 200233

People’s Republic of China

(86-21) 6495 0500

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82- N/A

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MECOX LANE LIMITED

By:	/s/ Paul Bang Zhang
Name:	Paul Bang Zhang
Title:	Chief Financial Officer

Date: October 28, 2011

EXHIBIT INDEX

Page

Exhibit 99.1 – Press Release	4

Exhibit 99.1

MECOX LANE LIMITED ANNOUNCES APPOINTMENT OF INDEPENDENT DIRECTOR

SHANGHAI, October 28, 2011 — Mecox Lane Limited (“Mecox Lane” or the “Company”), which operates one of China’s leading online platforms for apparel and accessories as measured by revenues in 2010, announced today the appointment of Mr. Davin Alexander Mackenzie as an independent director to the Company’s Board of Directors (the “Board”), and as a member of the audit committee of the Board, effective October 28, 2011.

With the appointment of Mr. Mackenzie, the Company’s Board will have a total of seven directors, including six directors that comply with Rule 5605(a)(2) of the NASDAQ Stock Market Listing Rules. Mr. Mackenzie will serve on the audit committee, replacing Mr. Herman Yu, who has stepped down from the audit committee, but who will remain on the Board.

Mecox Lane’s Director and Chief Executive Officer Mr. Alfred Beichun Gu stated, “We are pleased to announce Mr. Mackenzie’s appointment to our board. Through his extensive experience in private equity and advisory work, Davin brings a thorough understanding of how to improve the operating efficiency of a company while his background and skill-set complement our senior leadership team.”

Mr. Davin Alexander Mackenzie is a founder and managing director of Telopea Capital Partners, a private equity and investment advisory firm, as well as a founder and Beijing representative of Brocade Capital Limited, a pan-Asia advisory firm. Previously, he was the managing director and the Beijing chief representative of Arctic Capital Limited, a private equity firm focused on Asian growth capital and mid-market buyout investments and a co-founder and managing director of Peak Capital, a private equity and advisory firm. Prior to co-founding Peak Capital, Mr. Mackenzie served seven years with the International Finance Corporation, a private-sector arm of the World Bank Group, including four years as the resident representative for China and Mongolia. Mr. Mackenzie also worked at Mercer Management Consultants in Washington, DC, and at First National Bank of Boston in Taiwan. He is an independent non-executive director of AsiaInfo Holdings, Inc., and The9 Limited, two NASDAQ-listed Chinese companies, and a director of Mountain Hazelnut Ventures, a private agricultural company. Prior to 2009, he was an audit committee member of Chia Hsin Cement Greater China, Enerchina and Sinolink Worldwide, three Hong Kong Stock Exchange-listed companies. Mr. Mackenzie graduated from Dartmouth College with a bachelor’s degree in government and received an MA degree in international studies and an MBA degree from the Wharton School of Business at the University of Pennsylvania. Mr. Mackenzie also completed the World Bank Executive Development Program at Harvard Business School.

About Mecox Lane Limited

Mecox Lane Limited (NASDAQ: MCOX) operates one of China’s leading online platforms for apparel and accessories as measured by revenues in 2010. The Company offers a wide selection of fashion products through its www.m18.com e-commerce website and physical store network. Product offerings include apparel and accessories, home products, beauty and healthcare products and other products, under the Company’s own proprietary brands, such as Euromoda and Rampage, as well as under selected third-party brands, including established international and Chinese brands in addition to independent and emerging brands. For more information on Mecox Lane, please visit http://ir.m18.com.

Safe Harbor: Forward Looking Statements

This press release contains forward-looking statements made under the “safe harbor” provisions of Section 21E of the Securities Exchange Act of 1934, as amended. The forward-looking statements can be identified by terminology such as “may”, “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “aims”, “estimates,” “confident”, “likely to” and similar statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement. You should not place undue reliance on these forward-looking statements. Further information regarding these and other risks is included in the Company’s annual report on Form 20-F as well as in its other filings with the Securities and Exchange Commission. All information provided in this press release is current as of the date of the press release, and the Company undertakes no duty to update such information, except as required under applicable law.

For investor and media inquiries please contact:

In China:

Phili Xu

Mecox Lane Limited

Tel: +86-21-6495-0500 or +86-21-5464-9900 Ext. 8161

Email: ir@m18.com

Candice Sun

Ogilvy Financial, Beijing

Tel: +86-10-8520-6524

Email: mcox@ogilvy.com

In the U.S.:

Jessica Barist Cohen

Ogilvy Financial, New York

Tel: +1-646-460-9989

Email: mcox@ogilvy.com

6